Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of AvalonBay Communities, Inc. for the registration of debt securities, preferred stock and common stock and to the incorporation by reference therein of our reports dated March 3, 2006, with respect to the consolidated financial statements and schedule of AvalonBay Communities, Inc., AvalonBay Communities, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of AvalonBay Communities, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
McLean, Virginia
January 7, 2007